Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

Digital Deep Dive
Scripps 'Learning Quickly' On Digital Sales
By Michael Depp
NetNewsCheck, August 14, 2014 6:50 AM EDT
Editor’s note: In this installment of our series of Digital Deep Dive special reports, NetNewsCheck examines the bold digital experimentation happening within The E.W. Scripps Company. Digital Deep Dive is going in-depth inside the companies defining media’s future and how they are tackling the challenges of digital disruption. This is the sixth in a series of Digital Deep Dive special reports on Scripps.
There are no half measures in digital sales for The E.W. Scripps Company, where the game plan calls for aggressive offense and deep, long-range investment.
The company has been hiring digital-only reps at a rate of about 75 a year, sellers who may not bring with them a book of business but must be uniquely hungry and able to adopt a longer-term sales approach with SMB clients.
It is also offering a widening suite of digital marketing services with mobile and video taking on growing importance among its product offerings.
Looking longer down the line, Scripps is investing heavily in consumer data. The company is growing more sophisticated about collecting and using that data to customize the interactive experiences between users and advertisers.
Carolyn Micheli, VP of investor relations and corporate communications for Scripps, says the company’s 2013 digital revenue totaled $40 million, a figure Scripps expects to increase by one-third in 2014. Digital adds up to only about 5% of overall revenue, a percentage that itself likely will drop this year, dwarfed by election-year ad spending on the TV stations.
“Our digital sales overbuild strategy is the way we look at investment in digital sales as the key to revenue growth long term,” Micheli says. “We are investing in salespeople who only sell digital products for TV and newspapers because we believe this dedicated sales force will carve out more than our fair share of the local digital marketplace dollars.”
Across its 13 newspapers and 13 television markets, Scripps employs digital-only sales teams as well as integrated account executives. Digital-only reps range from about one to eight per market, depending on size.
Tom Sly, senior director of digital revenue, says Scripps is on track to hire another 75 digital reps this year. “We’re hiring at a pretty fast pace,” he says. “We’re investing heavily and learning quickly.”
Scripps’ SVP of Digital Adam Symson says that number is unlikely to change because of the company’s pending merger of broadcast operations with Journal Communications, nor will the company’s strategy on digital sales. “We’ll continue to be working hard to make sure we take out a greater share of digital revenue in our markets,” he says.

Those digital-only reps also have a different compensation structure with what Sly describes as a “competitive base salary” with commissions on top of it, plus accelerators for overperforming. Scripps’ newspaper sales reps also have a base salary, though its TV reps are compensated on a commission-only basis. Sly says digital sales are growing faster at the company’s TV stations than its newspapers.
Sly, a broadcast veteran who more recently had a stint with a digital coupon startup, says that in building up Scripps’ digital sales staff over the past two years, the company often found itself with salespeople operating under non-compete clauses or who were unable to bring their previous clients over with them. Most, he notes, came to Scripps with no previous book of business.
To compensate, he says such sellers “have to be incredible hunters, they’ve got have confidence and they’ve got to have a good digital IQ,” rather than being just great order-takers.
The company’s frequent trainings also look very different from those run by digital pureplays or local directories, Sly says. “We’re asking them to think much differently about the way they’re going after the business, to take a much more strategic and long-term view for the client and hopefully from that forming larger and deeper relationships,” he says.
For the SMB clients Scripps is increasingly targeting, digital marketing services have become more important, and the company is using the leverage of its local brands to make inroads. “We really believe those local brands can help get us in the door to sell people more of the marketing services and really help them build out their digital strategy,” says Laura Tomlin, senior director of business operations.
For the sellers themselves, the approach begins with a foundation — looking at the quality of the business’ website or mobile site itself, then focusing on the SEO and SEM necessary to start moving traffic in its direction. That follows with audience extension, including video and various types of targeting and often even email campaigns, which Sly says have retained their value for clients.
Mobile sales are playing an increasingly important role for Scripps since 50% of the company’s audiences today are coming through that platform. Sly says it’s important to get the advertisers to follow, realizing the proximity to purchase advance mobile offers. To that end, he says that the company has spent the last couple of months doubling back to advertisers without mobile sites and helping them to build good landing pages and a better user experience on the platform.
Video is also a strong performer at Scripps, which regularly sells out of its inventory there. To increase that inventory, Sly says the company undertook a recent experiment in which when users clicked through to a story with a video icon, the video (with pre-roll) automatically started playing. After a 90-day trial to see if users would be put off by the auto-play, he says the opposite effect happened and video impressions grew by two to three times in the trial markets.
Looking further ahead, Scripps’ next digital sales play will arise out of its paywall experiment at WCPO, its Cincinnati station. Since the station’s Insider program launched in February, Scripps has been looking closely at audience data to monitor behavior and what kinds of offers and deals subscribers may want.
Sly says the past few months have seen Scripps building its infrastructure behind the site to better monitor data and ultimately customize selling opportunities, all with a view to potentially rolling out the approach across the company.
Having spent the better part of two years investing in and studying its sales force and advertiser needs, now it’s the consumer’s turn. “We’re interested in researching the audience,” he says.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.
Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.
Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.
Non-Solicitation
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